FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 30, 2003

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]              Form 40-F [    ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ]                            No [ X ]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date	January 30, 2003	By	/s/ Shunji Onda

(Signature)*

Shunji Onda General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.
1.	Results for the fourth quarter and the fiscal year ended December 31, 2002
2.	Notice regarding spin-off by Canon Inc. of Fukushima Plant
3.	Notice of Purchase of Its Own Shares (Acquisition of Its Own Shares Pursuant to Article 210 of the Commercial Code)

RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2002
Notice regarding spin-off by Canon Inc. of Fukushima Plant
Notice of Purchase of Its Own Shares (Acquisition of Its Own Shares Pursuant to Article 210 of the Commercial Code)

RESULTS FOR THE FOURTH QUARTER
AND THE FISCAL YEAR ENDED DECEMBER 31, 2002

CONSOLIDATED RESULTS	January 30, 2003

			(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual				Projected

	Year ended	Year ended		Year ended	Year ending
	December 31, 2002	December 31, 2001	Change(%)	December 31, 2002	December 31, 2003	Change(%)

Net sales	¥2,940,128	¥2,907,573	+ 1.1	$24,501,067	¥3,120,000	+ 6.1
Operating profit	346,359	281,839	+ 22.9	2,886,325	360,000	+ 3.9
Income before income taxes	330,017	281,566	+ 17.2	2,750,142	350,000	+ 6.1
Income before cumulative effect of change in accounting principle	190,737	163,869	+ 16.4	1,589,475	—	—
Net income	190,737	167,561	+ 13.8	1,589,475	205,000	+ 7.5

Earnings per share:
Income before cumulative effect of change in accounting principle:
- Basic	¥217.56	¥187.07	+ 16.3	$1.81	—	—
- Diluted	214.80	184.55	+ 16.4	1.79	—	—

Net income:
- Basic	¥217.56	¥191.29	+ 13.7	$1.81	¥233.55	+ 7.3
- Diluted	214.80	188.70	+ 13.8	1.79	—	—

	Actual

	As of	As of		As of
	December 31, 2002	December 31, 2001	Change(%)	December 31, 2002

Total assets	¥2,942,706	¥2,844,756	+ 3.4	$24,522,550

Stockholders’ equity	¥1,591,950	¥1,458,476	+ 9.2	$13,266,250

Notes:	1.	Canon’s consolidated financial statements conform with accounting principles generally accepted in the United States of America
	2.	U.S. dollar amounts are translated from yen at the rate of US$ = JPY 120, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2002, solely for the convenience of the reader

NON-CONSOLIDATED RESULTS

(Millions of yen, except per share amounts)

	Actual			Projected

	Year ended	Year ended		Year ending
	December 31, 2002	December 31, 2001	Change(%)	December 31, 2003	Change(%)

Net sales	¥1,789,005	¥1,707,459	+ 4.8	¥1,920,000	+ 7.3
Operating profit	237,193	193,389	+ 22.7	256,000	+ 7.9
Ordinary profit	240,982	211,127	+ 14.1	255,000	+ 5.8
Net income	144,184	39,163	+ 268.2	154,000	+ 6.8

Earnings per share:
- Basic	¥164.46	¥44.71	+ 267.8	¥175.45	+ 6.7
- Diluted	162.38	44.21	+ 267.3	—	—
Dividend per share	30.00	25.00	—	30.00	—

		Actual

	As of	As of
	December 31, 2002	December 31, 2001	Change(%)

Total assets	¥1,848,136	¥1,658,066	+ 11.5

Stockholders’ equity	¥1,235,309	¥1,118,443	+ 10.4

Management Policy

Under the corporate philosophy of kyosei—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.

Management objectives
     Aiming to increase corporate value, Canon Inc. launched Phase II of its Excellent Global Corporation Plan in 2001. This five-year management initiative, which will conclude in 2005, targets the fulfillment of the following four conditions with the aim of completing Canon’s transition to a truly excellent global corporation:

1)	Securing the No. 1 position worldwide in all core business areas
2)	Building up R&D strength capable of continually creating new businesses
3)	Achieving a strong financial position
4)	Fostering a corporate culture whereby all employees work ardently to achieve the company’s goals

Mid- to long-term management strategies
     In order to achieve the objectives above, we are executing the following mid- and long-term management strategies:

1)    Becoming No.1 in core businesses

     Among our core businesses, we are already No. 1 worldwide in the areas of copying machines and laser beam printers. We intend, however, to create new business opportunities while also leading the way in expanding the color market through the active introduction of color office copiers, developing the “print-on-demand” market with high-speed copiers, and promoting service businesses that offer document solutions.
     With regard to digital cameras, we intend to leverage our expertise in optical and image-processing technologies to continuously launch competitive products, thereby supporting our goal of becoming a top manufacturer in turns of operational scale and profitability.
     In the field of Bubble Jet printers, we will continue to improve printing speeds while reaching new heights in photo-image quality. Last year, Canon and five other companies proposed an industry standard, tentatively named DPS, enabling digital still cameras to be connected directly to printers for image output. Taking full advantage of this standard, we will aggressively introduce compliant digital cameras and printers. Furthermore, by enhancing such products as photo-print software and printer paper, we will work to expand the home photo-printing market.
     Canon is uniquely positioned as one of the few companies to possess world-leading technology for both cameras and photo-quality color printers. Fully utilizing this technological advantage and Canon’s high brand recognition, we are focusing our efforts on the home photo printing sector to secure the No.1 share of the digital photo market.
     In the area of semiconductor production equipment, we aim to accelerate the development of base technologies and speed up the in-house production of key components to realize the early launch of next-generation tools in pursuit of the No. 1 position in the industry. Furthermore, in the LCD aligner market, we will focus on product development to further build on the No.1 share position that we attained last year.

2)    Strengthening of R&D

     To become No. 1 in our core businesses and create new business areas, we will concentrate our efforts on strengthening the company’s R&D capabilities. In addition to strengthening product “engine” technology, platform technologies, and common base technologies, we will enhance the organizational structure of our overseas R&D operations.

3)    Achieving a strong financial position

     We believe that the establishment of a healthy financial constitution is essential for the realization of continued corporate growth. While Canon Inc. has been actively strengthening its financial position, we will continue to promote cash-flow management to achieve financial strength befitting a truly excellent global company.

     In addition to the management strategies above, we will continue working to establish the “Three Regional Headquarters System” by enhancing the headquarters functions of Canon’s regional marketing headquarters in Europe and the Americas. We have also been actively reorganizing the Canon Group in Japan to achieve an optimal organization and bolster the competitive strength of each company, and will continue these initiatives. Overseas, we have reorganized our sales structure in South America and adopted a new streamlined sales structure in the EU that better accommodates market integration in the region. We are also keeping a close eye on developments in China and are strengthening our marketing structure there accordingly.
     Other measures being undertaken to improve revenues for the Group include increasing the penetration and scale of worldwide production reformation activities, optimizing production allocation based on a shift to China and Southeast Asia, reducing inventories and shortening production lead times through supply-chain management, and accelerating the in-house production of key parts. Through these activities we will target growth for the Canon Group and seek to heighten Canon’s corporate value as represented by such financial indicators as ROA (Return on Assets) and ROE (Return on Equity).

Business challenges and countermeasures
     One of the challenges that Canon faces is the establishment of stable business management that offers resilience against the influence of exchange rate fluctuations. With an overseas sales ratio of more than 70%, we are heavily exposed to this risk. For the short term, we will work to alleviate the impact of changes in exchange rates by shifting production overseas and by increasing the proportion of locally procured parts.
     For the long term, we will establish product development operations in the United States and Europe, enabling each region—Japan, the Americas and Europe—to develop, produce and export its own products all over the world. Through the realization of international diversification across our production and marketing operations, we believe that the impact of exchange rate fluctuations can be minimized.
     We also view environmental concerns as a management issue of extreme importance. From the product development stage through to production, sales, use, recovery and recycling, we focus our efforts into creating environmentally conscious products designed with energy savings, resource conservation, and the elimination of harmful substances in mind. Furthermore, we actively disclose environmental information and support local environmental activities.

Measures for improvement of corporate management organizations
     Canon will continue striving to improve its corporate governance via the company’s board of directors and auditing system. Under the current system, as a rule, all matters of importance are actively discussed and decided at management meetings attended by all directors. Moreover, various management advisory committees have been set up to consult company-wide on important management themes. Each committee serves to accelerate and rationalize the decision-making process while supplementing the business-division system and performing a checking function. Moreover, to construct a management structure, which responds more promptly to changes in the business environment, a proposal will be made to shorten the term of office of Canon directors from two years to one at a general shareholders’ meeting to be held in March 2003.
     The company has also established a code of conduct, which calls on all Group employees to strictly observe the law as well as company rules and regulations. Contained in the Canon Code of Conduct handbook and distributed to all employees, this is one way we have been able to further strengthen compliance and awareness.
     Canon has made a practice of keeping shareholders and other investors abreast of management conditions through means such as corporate policy briefings, quarterly announcements of operating results and the company’s Web site, and will continue its proactive disclosure of accurate, timely information.
     Through these systems and on the basis of the strong sense of mission and ethics held by our management, Canon will continue to reinforce its corporate governance.

Dividend policy
     With regard to profit distribution, Canon recognizes its dividend policy as one of the company’s most important management issues. For fiscal 2002, Canon plans to increase its annual dividend from 25 yen per share, equivalent to the amount paid in fiscal 2001, to 30 yen. This reflects the strong results we achieved for the year and appreciation for continued shareholder support. We intend to maintain stable dividend payments in the future, contingent upon the combination of consolidated financial performance, as well as capital requirements to fund future business expansion and improve profitability.

Round lot policy
     Currently, one trading unit, or round lot, for Canon’s stock on the Tokyo Stock Exchange consists of 1,000 shares. The Tokyo Stock Exchange has requested that some listed companies with a high stock price reduce the number of shares making up a trading unit with the aim of encouraging participation in the market by individual investors. While we appreciate that reduced-quantity round lots can increase liquidity and attract new investors, it is the company’s basic policy that the issue should be assessed in a prudent manner in accordance with future market demands. As we believe that Canon’s stock now enjoys a reasonable level of liquidity, the related costs of smaller round lot investment would not be justified at this time.

Operating Results and Financial Conditions

2002 in Review

Looking back at the global economy in 2002, at the beginning of the year the U.S economy pointed to signs of an economic upturn, led mainly by progress made in the area of inventory adjustment. In the second half of the year, however, the economic recovery in the United States began losing its momentum, owing to deterioration in consumer confidence, which resulted in sluggish consumer spending; and the collapse of several major companies, which led to a decline in business confidence. While European economies recovered moderately overall in 2002, the pace of recovery decelerated in Germany and France during the latter half of the year. In Asia, China’s economy continued to grow substantially while the other economies in the region sustained modest growth. The Japanese economy remained stagnant throughout the year with no signs of a recovery amid the harsh backdrop of falling stock prices and growing uncertainty over prospects of a recovery in the global economy, especially in the United States.

As for the markets in which the Canon Group operates, flagging global demand for personal computers resulted in reduced demand for printers and other IT-related equipment while corporate-use digital copying machines, especially multifunction and color machines, posted favorable results. The digital camera and digital video camcorder markets continued to show strong growth in Japan and overseas, supported by robust demand. In the field of semiconductor-production equipment, price declines in the memory device market due to weak sales of personal computers inhibited a recovery in capital spending by chip manufacturers. The average value of the yen in 2002 was ¥124.73 to the U.S. dollar, and ¥118.39 to the euro, a depreciation of 3% and 8%, respectively, compared with the previous year.

Amid these conditions, Canon’s consolidated net sales in 2002 totaled ¥2,940.1 billion (US$24,501 million), a 1.1% increase from the previous year, owing to a significant rise in sales of digital cameras and digital video camcorders, and steady growth in the copying machine segment. Net income also rose 13.8% to ¥190.7 billion (US$1,589 million). The results mark record highs for the company in both consolidated net sales and net income, and the third consecutive year of sales and profit growth. Canon’s gross profit ratio during the term improved 3.6% to 47.6%, reflecting the positive effects of R&D reformation activities, which have realized significantly shortened product-development lead times, making possible the launch of successive competitive new products for consistently stable product prices; along with cost reductions achieved through continued production-reformation activities, and the lower value of the yen. Selling, general and administrative expenses rose 5.5% from the previous year as R&D expenditures grew 6.9% to ¥233.7 billion (US$1,948 million). Selling expenses also increased due to advertising and sales promotion costs. As a result of the above, operating profit in 2002 totaled ¥346.4 billion (US$2,886 million), reflecting double digit growth of 22.9%.

In the area of other income and expenses, the promotion of cash flow management has bolstered financial strength, making possible an improvement in net interest income of ¥3.6 billion (US$30 million) compared with the previous year, achieving a positive figure in this category for the first time. Currency exchange losses, however, increased by ¥8.7 billion (US$72 million) while securities contributed to the company’s retirement benefit trust in the previous year realized a ¥15.5 billion gain. Consequently, non-operating income and expenses worsened by ¥16.1 billion (US$134 million) from the previous year. As a result of the above, income before income taxes totaled ¥330.0 billion (US$2,750 million), a year-on-year increase of 17.2%, and net income also grew by 13.8% to ¥190.7 billion (US$1,589 million).

Basic earnings per share for 2002 was ¥217.56 (US$1.81), a year-on-year increase of ¥26.27 (US$0.22).

Results by Product Segment

In the business machine segment, Canon’s imageRUNNER-series lineup of 16 to 105 copy-per-minute digital networked black-and-white multifunction copying machines showed steady sales growth in 2002. In particular, the mid-range iR2200/2800/3300 series and the high-end iR5000/6000 series, iR7200 and iR105 model recorded healthy sales during the term. While the color copying machine market showed some growth during the year, reflecting the growing acceptance of color office documents, sales of Canon color copying machines decreased slightly in 2002 due to a decrease in unit sales of high-end models. Overall, year-on-year sales of copying machines realized an increase of 5.2%. In the field of computer peripherals, the introduction of new Bubble Jet printer products, such as the BJ S500/300-series lineup and PIXUS 950i/550i models, contributed to strong sales of Bubble Jet printers in the Japanese and U.S. markets while laser beam printer sales declined due to inventory adjustment by Canon’s OEM partner in the first half of 2002. As a result, computer peripheral sales overall suffered a slight decline of 0.7%. Within the business system sub-segment, including facsimile machines, micrographics and calculators, facsimile machine sales grew steadily, supported by strong sales of multifunction models. The negative impact of declining personal computer sales in Japan, however, resulted in a 12.0% decrease in sales of business systems. Consequently, sales of business machines overall remained at approximately the same level as for the previous year, increasing by 0.1% to ¥2,226.2 billion (US$18,552 million). Cost-cutting measures, however, along with healthy sales of price-competitive mid-range and high-end copying machines and Bubble Jet printers favorably affected the operating profit ratio. As a result, operating profit for the business machine segment increased by 22.7% to ¥411.0 billion (US$3,425 million).

Within the camera segment, demand for digital cameras continued to be strong worldwide, with the successive launches of new compact PowerShot-series and IXY DIGITAL-series models bolstering Canon’s lineup and contributing to a significant increase in sales. Also well received by the market were the EOS D60 and EOS-1Ds digital SLR models, which were introduced last year as well. By comparison, sales of conventional film cameras continued to slip in 2002 amid the increasing popularity of digital models and price competition. Sales of digital video camcorders continued to show substantial growth through the introduction of new ZR-series, Elura-series and Optura-series models. Consequently, camera sales overall enjoyed double-digit 27.4% growth in 2002, totaling ¥485.8 billion (US$4,048 million). Greatly improved profitability for camera products, realized through the rapid rise in sales of digital cameras and video camcorders coupled with effective cost-cutting measures and a decline in the price of electronic components, boosted operating profit in the camera segment by 94.5% to ¥70.3 billion (US$586 million).

Sales of optical and other products decreased by 24.6% to ¥228.2 billion (US$1,901 million) due to a drop in demand for semiconductor-production equipment, reflecting the restrained capital spending by memory device manufacturers. Optical and other products, which recorded an operating profit of ¥23.9 billion in 2001, suffered operating losses of ¥11.7 billion (US$97 million) in 2002.

Cash Flow

Cash flow from operating activities in 2002 increased by ¥143.2 billion (US$1,193 million) from the previous year to ¥448.9 billion (US$3,741 million), mainly due to the increase in net income and the reduction of working capital. Capital expenditure totaled ¥198.7 billion (US$1,656 million), a decrease of ¥9.0 billion (US$75 million), mainly used for the development of the company’s headquarters facilities and construction of a new factory for manufacturing copying machines in Suzhou, China. Cash flow from investing activities totaled ¥230.2 billion (US$1,918 million), including payment of ¥21.1 billion (US$176 million) for the purchase of outstanding stock of Canon System and Support Inc., Canon N.T.C., Inc., and Canon (Schweiz) AG from their minority shareholders to realize full ownership of the three subsidiaries. As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, remained positive at ¥218.7 billion (US$1,823 million), marking the fourth consecutive year that Canon has maintained a free cash flow of over ¥100.0 billion.

Cash flow from financing activities recorded an outlay of ¥183.7 billion (US$1,531 million), mainly as a result of active efforts to repay short-term loans toward the goal of improving Canon’s financial position. This, accompanied by the redemption of the company’s straight bonds of ¥37.0 billion (US$308 million) in 2002, resulted in cash and cash equivalents of ¥521.3 billion (US$4,344 million) at the end of 2002. While this represents a ¥15.0 billion (US$125 million) increase from the end of the previous year, cash and cash equivalents remain at a high level.

Non-consolidated Results and Dividend

Canon’s non-consolidated net sales in 2002 grew by 4.8% to ¥1,789.0 billion (US$14,908 million) while ordinary profit grew by 14.1% to ¥240.9 billion (US$2,008 million), both representing record highs for the company. Non-consolidated net income, however, increased significantly by 268.2% to ¥144.1 billion (US$1,201 million), owing to a one-time amortization of net transition obligations in accordance with the introduction of the new Japanese pension accounting method in 2001.

In response to continued shareholder support, the Board of Directors intends to propose a ¥5.00 (US$0.04) increase in the company’s year-end dividend to ¥17.50 (US$0.15) which, when combined with the interim dividend of ¥12.50 (US$0.10), would bring the company’s annual dividend rate to ¥30.00 (US$0.25) per share.

Outlook

Regarding the outlook for the global economy, in the United States, there are concerns over depressed consumer spending and employment conditions are not expected to improve. Additionally, the likelihood of a military strike against Iraq has also led to uncertainty regarding prospects of a recovery. In Japan, consumer spending is expected to remain flat while a delay in the recovery of the U.S. economy would negatively affect export sales. Consequently, the overall feeling of economic stagnation in Japan will probably continue. In Europe and Asia, a slowdown in economic growth is anticipated in 2003, mostly due to the lack of growth in the economies of Japan and the United States.

In the businesses in which Canon is involved, stable demand is projected for full-color copying machines and laser beam printers, and the digital camera market is expected to continue expanding. Within the semiconductor-production equipment market, although restrained capital investment by chip manufacturers is likely to continue, it is expected that there will be signs of recovery in orders by the end of the year.

Although uncertainty surrounds several factors that could affect currency exchange rates, such as military action against Iraq and concerns involving North Korea, significant changes in rates are not anticipated with the yen expected to be slightly stronger against the U.S. dollar and weaker against the euro than during 2002.

In fiscal 2003 Canon anticipates consolidated net sales of ¥3,120.0 billion (US$26,000 million), consolidated income before income taxes of ¥350.0 billion (US$2,917 million), and consolidated net income of ¥205.0 billion (US$1,708 million). The company also forecasts non-consolidated net sales of ¥1,920.0 billion (US$16,000 million), non-consolidated ordinary profit of ¥255.0 billion (US$2,125 million), and non-consolidated net income of ¥154.0 billion (US$1,283 million). These forecasts assume currency exchange rates of ¥120.00 to the U.S. dollar and the euro.

These reports contain forward-looking statements which reflect management’s current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in any forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. (Cautionary Statements for Purposes of the Safe Harbor Provisions of the United States Private Securities Litigation Reform Act of 1995.)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

GROUP POSITION

1. NUMBER OF GROUP COMPANIES

	December 31, 2002	December 31, 2001	Change
Subsidiaries	195	203	(8)
Affiliated Companies	19	21	(2)
Total	214	224	(10)

2. GROUP STRUCTURE AND MAJOR GROUP COMPANIES

Outside Customers
Sales Companies
Japan
Canon Sales Co., Inc.
Canon System & Support Inc.
etc.
Americas
Canon U.S.A., Inc.
Canon Canada, Inc.
Canon Latin America, Inc.
etc.
Europe
Canon Europa N.V.
Canon (U.K.) Ltd.
Canon France S.A.
Canon Deutschland GmbH , etc.
Other
Canon Australia Pty.Ltd.
Canon Singapore Pte.Ltd.
Canon Hongkong Co., Ltd.
etc.
Canon Inc.
Domestic Manufacturers
Business Machines
Canon Electronics Inc., Canon Aptex Inc.
Copyer Co., Ltd., Canon N.T.C., Inc.
Nisca Corporation, Canon Chemicals Inc.
Nagahama Canon Inc., Canon Precision Inc.
Canon Components, Inc.
Oita Canon Materials Inc.
Ueno Canon Materials Inc. , etc.
Cameras
Oita Canon Inc. , etc.
Optical and Other Products
Canon Electronics Inc.
Canon Precision Inc., Canon Components, Inc.
Nagahama Canon Inc. , etc.
Overseas Manufacturers
Business Machines
Canon Virginia, Inc., Canon Giessen GmbH
Canon Bretagne S.A.S., Canon Dalian Business Machines, Inc.
Canon Zuhai, Inc., Canon Hi-Tech (Thailand) Ltd.
Canon Electronic Business Machines (H.K.) Co., Ltd.
Canon Zhongshan Business Machines Co., Ltd.
Canon Vietnam Co., Ltd.,Canon (Suzhou) Inc.
*Lotte Canon Co., Ltd. , etc.
Cameras
Canon Inc., Taiwan
Canon Opto (Malaysia) Sdn. Bhd.
Canon Zuhai, Inc. , etc.
Other Companies
Canon Software Inc.,
Canon Research Centre Europe Ltd.
Canon Research Centre France S.A.S.
Canon Development Americas, Inc.
Canon Information Systems Research Australia Pty.Ltd.
*TECH Semiconductor Singapore Pte.Ltd. , etc.
Product Supply
Parts Supply

Notes: 1. The companies with (*) are affiliated companies (equity method).

2. Following subsidiaries are listed on domestic stock exchange.

Tokyo Stock Exchange (1st section): Canon Sales Co., Inc., Canon Electronics Inc., Canon Aptex Inc.

Tokyo Stock Exchange (2nd section): Copyer Co., Ltd.

JASDAQ: Canon Software Inc., Nisca Corporation.

3. Canon Aptex Inc. and Copyer Co., Ltd have merged and became as Canon Finetech Inc. on January 1, 2003.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

1.	CONSOLIDATED STATEMENTS OF INCOME

Result for the fourth quarter

				Thousands of
	Millions of yen			U.S. dollars

	Three months	Three months		Three months
	ended	ended		ended
	December 31, 2002	December 31, 2001	Change(%)	December 31, 2002

Net sales	¥861,663	¥¥753,317	+ 14.4	$7,180,525
Cost of sales	444,236	427,388		3,701,967

Gross profit	417,427	325,929	+ 28.1	3,478,558
Selling, general and administrative expenses	303,826	284,056		2,531,883

Operating profit	113,601	41,873	+ 171.3	946,675
Other income (deductions):
Interest and dividend income	2,143	1,948		17,858
Interest expense	(1,774)	(2,463)		(14,783)
Other, net	(9,524)	1,495		(79,367)

	(9,155)	980		(76,292)

Income before income taxes	104,446	42,853	+ 143.7	870,383
Income taxes	43,776	13,304		364,800

Income before minority interests	60,670	29,549		505,583
Minority interests	602	(479)		5,016

Net income	¥60,068	¥30,028	+ 100.0	$500,567

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in minimum pension liability adjustments and change in net gains (losses) on derivative financial instruments. Comprehensive income for the three months ended December 31, 2002 and 2001 were JPY 42,520 million (U.S.$354,333 thousand) and JPY 37,312 million, respectively.

Result for the fiscal year

				Thousands of
	Millions of yen			U.S. dollars

	Year ended	Year ended		Year ended
	December 31, 2002	December 31, 2001	Change(%)	December 31, 2002

Net sales	¥2,940,128	¥2,907,573	+ 1.1	$24,501,067
Cost of sales	1,540,097	1,626,959		12,834,142

Gross profit	1,400,031	1,280,614	+ 9.3	11,666,925
Selling, general and administrative expenses	1,053,672	998,775		8,780,600

Operating profit	346,359	281,839	+ 22.9	2,886,325
Other income (deductions):
Interest and dividend income	9,198	9,571		76,650
Interest expense	(6,788)	(10,712)		(56,567)
Other, net	(18,752)	868		(156,266)

	(16,342)	(273)		(136,183)

Income before income taxes	330,017	281,566	+ 17.2	2,750,142
Income taxes	134,703	115,154		1,122,525

Income before minority interests	195,314	166,412		1,627,617
Minority interests	4,577	2,543		38,142

Income before cumulative effect of change in accounting principle	190,737	163,869	+ 16.4	1,589,475
Cumulative effect of accounting change	—	3,692		—

Net income	¥190,737	¥167,561	+ 13.8	$1,589,475

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in minimum pension liability adjustments and change in net gains (losses) on derivative financial instruments. Comprehensive income for the years ended December 31, 2002 and 2001 were JPY 159,438 million (U.S.$1,328,650 thousand) and JPY 178,975 million, respectively.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2.	DETAILS OF SALES

     Result for the fourth quarter

				Thousands of
	Millions of yen			U.S. dollars

	Three months	Three months		Three months
	ended	ended		ended
Sales by product	December 31, 2002	December 31, 2001	Change(%)	December 31, 2002

Business machines:
Copying machines	¥249,285	¥246,125	+ 1.3	$2,077,375
Computer peripherals	316,059	249,858	+ 26.5	2,633,825
Business systems	68,085	75,836	- 10.2	567,375

	633,429	571,819	+ 10.8	5,278,575
Cameras	158,504	119,165	+ 33.0	1,320,867
Optical and other products	69,730	62,333	+ 11.9	581,083

Total	¥861,663	¥753,317	+ 14.4	$7,180,525

				Thousands of
	Millions of yen			U.S. dollars

	Three months	Three months		Three months
	ended	ended		ended
Sales by region	December 31, 2002	December 31, 2001	Change(%)	December 31, 2002

Japan	¥202,242	¥206,644	- 2.1	$1,685,350
Overseas:
Americas	302,072	257,830	+ 17.2	2,517,267
Europe	258,288	221,811	+ 16.4	2,152,400
Other areas	99,061	67,032	+ 47.8	825,508

	659,421	546,673	+ 20.6	5,495,175

Total	¥861,663	¥753,317	+ 14.4	$7,180,525

     Result for the fiscal year

				Thousands of
	Millions of yen			U.S. dollars

	Year ended	Year ended		Year ended
Sales by product	December 31, 2002	December 31, 2001	Change(%)	December 31, 2002

Business machines:
Copying machines	¥938,338	¥891,814	+ 5.2	$7,819,483
Computer peripherals	1,018,418	1,025,352	- 0.7	8,486,817
Business systems	269,439	306,323	- 12.0	2,245,325

	2,226,195	2,223,489	+ 0.1	18,551,625
Cameras	485,778	381,367	+ 27.4	4,048,150
Optical and other products	228,155	302,717	- 24.6	1,901,292

Total	¥2,940,128	¥2,907,573	+ 1.1	$24,501,067

				Thousands of
	Millions of yen			U.S. dollars

	Year ended	Year ended		Year ended
Sales by region	December 31, 2002	December 31, 2001	Change(%)	December 31, 2002

Japan	¥732,551	¥827,288	- 11.5	$6,104,592
Overseas:
Americas	1,010,166	982,104	+ 2.9	8,418,050
Europe	857,167	806,104	+ 6.3	7,143,058
Other areas	340,244	292,077	+ 16.5	2,835,367

	2,207,577	2,080,285	+ 6.1	18,396,475

Total	¥2,940,128	¥2,907,573	+ 1.1	$24,501,067

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3.	SEGMENT INFORMATION BY PRODUCT

     Result for the fourth quarter

				Thousands of
	Millions of yen			U.S. dollars

	Three months	Three months		Three months
	ended	ended		ended
	December 31, 2002	December 31, 2001	Change(%)	December 31, 2002

Business machines:
Net sales:
Unaffiliated customers	¥633,429	¥571,819	+ 10.8	$5,278,575
Intersegment	—	—	—	—

Total	633,429	571,819	+ 10.8	5,278,575

Operating cost and expenses	503,717	506,313	- 0.5	4,197,642

Operating profit	129,712	65,506	+ 98.0	1,080,933

Cameras:
Net sales:
Unaffiliated customers	¥158,504	¥119,165	+ 33.0	$1,320,867
Intersegment	—	—	—	—

Total	158,504	119,165	+ 33.0	1,320,867

Operating cost and expenses	136,437	108,947	+ 25.2	1,136,975

Operating profit	22,067	10,218	+ 116.0	183,892

Optical and other products:
Net sales:
Unaffiliated customers	¥69,730	¥62,333	+ 11.9	$581,083
Intersegment	37,248	25,364	+ 46.9	310,400

Total	106,978	87,697	+ 22.0	891,483

Operating cost and expenses	107,215	92,660	+ 15.7	893,458

Operating profit	(237)	(4,963)	—	(1,975)

Corporate and Eliminations:
Net sales:
Unaffiliated customers	¥—	¥—	—	$—
Intersegment	(37,248)	(25,364)	—	(310,400)

Total	(37,248)	(25,364)	—	(310,400)

Operating cost and expenses	693	3,524	- 80.3	5,775

Operating profit	(37,941)	(28,888)	—	(316,175)

Consolidated:
Net sales:
Unaffiliated customers	¥861,663	¥753,317	+14.4	$7,180,525
Intersegment	—	—	—	—

Total	861,663	753,317	+ 14.4	7,180,525

Operating cost and expenses	748,062	711,444	+ 5.1	6,233,850

Operating profit	113,601	41,873	+ 171.3	946,675

Note:	General corporate expenses of JPY 37,908 million (U.S.$315,900 thousand) and JPY 28,955 million in the three months ended December 31, 2002 and 2001, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

     Result for the fiscal year

				Thousands of
	Millions of yen			U.S. dollars

	Year ended	Year ended		Year ended
	December 31, 2002	December 31, 2001	Change(%)	December 31, 2002

Business Machines:
Net sales:
Unaffiliated customers	¥2,226,195	¥2,223,489	+ 0.1	$18,551,625
Intersegment	—	—	—	—

Total	2,226,195	2,223,489	+ 0.1	18,551,625

Operating cost and expenses	1,815,179	1,888,571	- 3.9	15,126,492

Operating profit	411,016	334,918	+ 22.7	3,425,133

Assets	1,296,829	1,280,949	+ 1.2	10,806,908
Depreciations and amortization	106,865	105,907	+ 0.9	890,542
Capital expenditure	104,877	121,333	- 13.6	873,975

Cameras:
Net sales:
Unaffiliated customers	¥485,778	¥381,367	+ 27.4	$4,048,150
Intersegment	—	—	—	—

Total	485,778	381,367	+ 27.4	4,048,150

Operating cost and expenses	415,488	345,223	+ 20.4	3,462,400

Operating profit	70,290	36,144	+ 94.5	585,750

Assets	263,532	215,173	+ 22.5	2,196,100
Depreciations and amortization	14,118	12,745	+ 10.8	117,650
Capital expenditure	15,627	16,871	- 7.4	130,225

Optical and Other Products:
Net sales:
Unaffiliated customers	¥228,155	¥302,717	- 24.6	$1,901,292
Intersegment	139,608	116,748	+ 19.6	1,163,400

Total	367,763	419,465	- 12.3	3,064,692

Operating cost and expenses	379,415	395,615	- 4.1	3,161,792

Operating profit	(11,652)	23,850	—	(97,100)

Assets	338,377	361,799	- 6.5	2,819,808
Depreciations and amortization	19,817	15,291	+ 29.6	165,142
Capital expenditure	23,767	36,057	- 34.1	198,058

Corporate and Eliminations:
Net sales:
Unaffiliated customers	¥—	¥—	—	$—
Intersegment	(139,608)	(116,748)	—	(1,163,400)

Total	(139,608)	(116,748)	—	(1,163,400)

Operating cost and expenses	(16,313)	(3,675)	—	(135,942)

Operating profit	(123,295)	(113,073)	—	(1,027,458)

Assets	1,043,968	986,835	+ 5.8	8,699,734
Depreciations and amortization	24,460	18,357	+ 33.2	203,833
Capital expenditure	54,431	33,413	+ 62.9	453,592

Consolidated:
Net sales:
Unaffiliated customers	¥2,940,128	¥2,907,573	+ 1.1	$24,501,067
Intersegment	—	—	—	—

Total	2,940,128	2,907,573	+ 1.1	24,501,067

Operating cost and expenses	2,593,769	2,625,734	- 1.2	21,614,742

Operating profit	346,359	281,839	+ 22.9	2,886,325

Assets	2,942,706	2,844,756	+ 3.4	24,522,550
Depreciations and amortization	165,260	152,300	+ 8.5	1,377,167
Capital expenditure	198,702	207,674	- 4.3	1,655,850

Notes:	1.	General corporate expenses of JPY 123,193 million (U.S.$1,026,608 thousand) and JPY 113,128 million in the years ended December 31, 2002 and 2001, respectively, are included in “Corporate and Eliminations.”
	2.	Corporate assets of JPY 1,044,036 million (U.S.$8,700,300 thousand) and JPY 986,801 million as of December 31, 2002 and 2001, respectively, which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.	SEGMENT INFORMATION BY GEOGRAPHIC AREA

     Result for the fiscal year

				Thousands of
	Millions of yen			U.S. dollars

	Year ended	Year ended		Year ended
	December 31, 2002	December 31, 2001	Change(%)	December 31, 2002

Japan:
Net sales:
Unaffiliated customers	¥789,066	¥858,580	– 8.1	$6,575,550
Intersegment	1,475,091	1,378,031	+ 7.0	12,292,425

Total	2,264,157	2,236,611	+ 1.2	18,867,975

Operating cost and expenses	1,867,817	1,893,448	– 1.4	15,565,142

Operating profit	396,340	343,163	+ 15.5	3,302,833

Assets	1,485,238	1,376,939	+ 7.9	12,376,983

Americas:
Net sales:
Unaffiliated customers	¥1,007,572	¥983,561	+ 2.4	$8,396,433
Intersegment	9,791	17,475	– 44.0	81,592

Total	1,017,363	1,001,036	+ 1.6	8,478,025

Operating cost and expenses	969,542	969,630	– 0.0	8,079,517

Operating profit	47,821	31,406	+ 52.3	398,508

Assets	346,021	346,046	– 0.0	2,883,508

Europe:
Net sales:
Unaffiliated customers	¥852,931	¥805,243	+ 5.9	$7,107,759
Intersegment	4,639	2,449	+ 89.4	38,658

Total	857,570	807,692	+ 6.2	7,146,417

Operating cost and expenses	836,341	806,495	+ 3.7	6,969,508

Operating profit	21,229	1,197	+ 1,673.5	176,909

Assets	460,521	423,295	+ 8.8	3,837,675

Others:
Net sales:
Unaffiliated customers	¥290,559	¥260,189	+ 11.7	$2,421,325
Intersegment	426,914	299,410	+ 42.6	3,557,617

Total	717,473	559,599	+ 28.2	5,978,942

Operating cost and expenses	699,420	546,291	+ 28.0	5,828,501

Operating profit	18,053	13,308	+ 35.7	150,441

Assets	202,388	174,553	+ 15.9	1,686,567

Corporate and Eliminations:
Net sales:
Unaffiliated customers	¥—	¥—	—	$—
Intersegment	(1,916,435)	(1,697,365)	—	(15,970,292)

Total	(1,916,435)	(1,697,365)	—	(15,970,292)

Operating cost and expenses	(1,779,351)	(1,590,130)	—	(14,827,926)

Operating profit	(137,084)	(107,235)	—	(1,142,366)

Assets	448,538	523,923	– 14.4	3,737,817

Consolidated:
Net sales:
Unaffiliated customers	¥2,940,128	¥2,907,573	+1.1	$24,501,067
Intersegment	—	—	—	—

Total	2,940,128	2,907,573	+ 1.1	24,501,067

Operating cost and expenses	2,593,769	2,625,734	– 1.2	21,614,742

Operating profit	346,359	281,839	+ 22.9	2,886,325

Assets	2,942,706	2,844,756	+ 3.4	24,522,550

Notes:	1.	General corporate expenses of JPY 123,193 million (U.S.$1,026,608 thousand) and JPY 113,128 million in the years ended December 31, 2002 and 2001, respectively, are included in “Corporate and Eliminations.”
	2.	Corporate assets of JPY 1,044,036 million (U.S.$8,700,300 thousand) and JPY 986,801 million as of December 31, 2002 and 2001, respectively, which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5.  CONSOLIDATED BALANCE SHEETS

				Thousands of
	Millions of yen			U.S. dollars

	As of	As of		As of
	December 31, 2002	December 31, 2001	Change	December 31, 2002

ASSETS
Current assets:
Cash and cash equivalents	¥521,271	¥506,234	¥15,037	$4,343,925
Marketable securities	7,255	4,772	2,483	60,458
Trade receivables, less allowance	498,587	456,635	41,952	4,154,892
Inventories	432,251	448,300	(16,049)	3,602,092
Prepaid expenses and other current assets	245,610	214,353	31,257	2,046,750

Total current assets	1,704,974	1,630,294	74,680	14,208,117
Noncurrent receivables and restricted funds	20,568	21,125	(557)	171,400
Investments	64,037	66,168	(2,131)	533,642
Net property, plant and equipment	830,304	821,125	9,179	6,919,200
Other assets	322,823	306,044	16,779	2,690,191

Total assets	¥2,942,706	¥2,844,756	¥97,950	$24,522,550

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans	¥66,754	¥200,104	¥(133,350)	$556,283
Trade payables	408,464	354,446	54,018	3,403,867
Income taxes	80,169	65,324	14,845	668,075
Accrued expenses	154,621	157,335	(2,714)	1,288,508
Other current liabilities	91,832	76,974	14,858	765,267

Total current liabilities	801,840	854,183	(52,343)	6,682,000
Long-term debt, excluding current installments	81,349	95,526	(14,177)	677,908
Accrued pension and severance cost	285,129	237,537	47,592	2,376,075
Other noncurrent liabilities	26,193	17,645	8,548	218,275

Total liabilities	1,194,511	1,204,891	(10,380)	9,954,258

Minority interests	156,245	181,389	(25,144)	1,302,042
Stockholders’ equity:
Common stock	167,242	165,287	1,955	1,393,683
Additional paid-in capital	394,088	392,456	1,632	3,284,067
Retained earnings	1,203,248	1,036,178	167,070	10,027,067
Accumulated other comprehensive income (loss)	(166,467)	(135,168)	(31,299)	(1,387,225)
Treasury stock	(6,161)	(277)	(5,884)	(51,342)

Total stockholders’ equity	1,591,950	1,458,476	133,474	13,266,250

Total liabilities and stockholders’ equity	¥2,942,706	¥2,844,756	¥97,950	$24,522,550

			Thousands of
	Millions of yen		U.S. dollars

	As of	As of	As of
	December 31, 2002	December 31, 2001	December 31, 2002

Allowance for doubtful receivables	¥12,031	¥11,091	$100,258
Accumulated depreciation	1,077,694	1,025,107	8,980,783
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(68,524)	(52,660)	(571,034)
Net unrealized gains (losses) on securities	(1,168)	564	(9,733)
Minimum pension liability adjustments	(96,441)	(80,649)	(803,675)
Net losses on derivative financial instruments	(334)	(2,423)	(2,783)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6.   CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

			Thousands of
	Millions of yen		U.S. dollars

	Year ended	Year ended	Year ended
	December 31, 2002	December 31, 2001	December 31, 2002

Balance at beginning of period	¥1,036,178	¥888,761	$8,634,817
Net income	190,737	167,561	1,589,475
Cash dividends	(23,663)	(20,144)	(197,192)
Other	(4)	—	(33)

Balance at end of period	¥1,203,248	¥1,036,178	$10,027,067

7.   CONSOLIDATED STATEMENTS OF CASH FLOWS

			Thousands of
	Millions of yen		U.S. dollars

	Year ended	Year ended	Year ended
	December 31, 2002	December 31, 2001	December 31, 2002

Net income	¥190,737	¥167,561	$1,589,475
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	165,260	152,300	1,377,167
Loss on disposal of property, plant and equipment	13,137	20,323	109,475
Gain on securities contributed to retirement benefit trust	—	(15,536)	—
Deferred income taxes	(1,788)	2,172	(14,900)
Decrease (increase) in trade receivables	(47,077)	47,844	(392,308)
Decrease in inventories	14,029	73,858	116,908
Increase (decrease) in trade payables	64,040	(161,157)	533,667
Increase in income taxes	14,935	10,561	124,458
Increase in accrued expenses	12,901	2,177	107,508
Other, net	22,776	5,649	189,800

Net cash provided by operating activities	448,950	305,752	3,741,250
Cash flows from investing activities:
Capital expenditure	(198,702)	(207,674)	(1,655,850)
Proceeds from sale of property, plant and equipment	11,971	10,224	99,758
Payment for purchase of marketable securities	(2,751)	(9,225)	(22,925)
Proceeds from sale of marketable securities	1,099	9,473	9,158
Payment for purchase of investments	(30,331)	(2,452)	(252,758)
Other	(11,506)	7,062	(95,883)

Net cash used in investing activities	(230,220)	(192,592)	(1,918,500)
Cash flows from financing activities:
Proceeds from long-term debt	10,609	7,417	88,408
Repayment of long-term debt	(60,690)	(40,423)	(505,750)
Decrease in short-term loans	(101,125)	(64,292)	(842,708)
Dividends paid	(23,663)	(20,144)	(197,192)
Other	(8,845)	(3,786)	(73,708)

Net cash used in financing activities	(183,714)	(121,228)	(1,530,950)
Effect of exchange rate changes on cash and cash equivalents	(19,979)	20,340	(166,492)

Net change in cash and cash equivalents	15,037	12,272	125,308
Cash and cash equivalents at beginning of period	506,234	493,962	4,218,617

Cash and cash equivalents at end of period	¥521,271	¥506,234	$4,343,925

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

8.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	CHANGES IN GROUP OF ENTITIES

Subsidiaries
Addition:	25 companies
Removal:	33 companies
Affiliates (Carried at Equity Basis)
Addition:	3 companies
Removal:	5 companies

(2)	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with accounting principles generally accepted in the United States of America.

1.	Marketable Securities and Marketable Investments

Canon’s consolidated financial statements are based on Statement of Financial Accounting Standards No. 115 (SFAS 115), “Accounting for Certain Investments in Debt and Equity Securities.” Under SFAS 115, certain investments in debt and equity securities should be classified as trading, available-for-sale or held-to-maturity. Canon’s marketable securities and marketable investments consist of available-for-sale securities.

Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized.

2.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

3.	Depreciation

Depreciation is calculated principally by the declining-balance method over the estimated useful lives of assets.

4.	Employee Retirement and Severance Benefits

Canon has been adopting Statement of Financial Accounting Standards No. 87 (SFAS 87), “Employer’s Accounting for Pensions.”

5.	Derivative Instruments and Hedging Activities Canon has been adopting Statement of Financial Accounting Standards No. 133(SFAS 133), “Accounting for Derivative and Hedging Activities”and No. 138 (SFAS 138), “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133” since January 1, 2001. Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

6.	New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.141 (SFAS 141), “Business Combinations,” and Statement of Financial Accounting Standards No. 142 (SFAS 142), “Goodwill and Other Intangible Assets.” Canon adopted the provisions of SFAS 141 and SFAS 142 on January 1, 2002, with the exception of the immediate requirement to use the purchase method of accounting for all future business combinations completed after June 30, 2001. In adopting SFAS 142, Canon evaluated the useful life and the remaining value for all intangible-assets and reclassified amortized assets apart from goodwill by March 31, 2002. Also, Canon completed the first step of the transitional assessment by June 30, 2002. In the first step, significant impairment loss of goodwill was not recognized. The adoption of SFAS 141 and 142 did not have a material effect on Canon’s consolidated financial position and results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets.” Canon adopted the provisions of SFAS 144 on January 1, 2002. The adoption of SFAS 144 did not have a material effect on Canon’s consolidated financial position and results of operations.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

9.	MARKETABLE SECURITIES AND DERIVATIVE CONTRACTS

(1)	MARKET VALUE ON MARKETABLE SECURITIES

	Millions of yen

	As of December 31, 2002			As of December 31, 2001

	Acquisition	Estimated	Unrealized	Acquisition	Estimated	Unrealized
	Cost	Fair Value	Gains/Losses	Cost	Fair Value	Gains/Losses

Marketable securities:
Governmental bond securities	¥59	¥61	¥2	¥55	¥55	¥0
Corporate debt securities	5,698	5,728	30	3,623	3,682	59
Bank debt securities	91	91	0	91	91	0
Fund trust	220	310	90	0	0	0
Equity securities	1,194	1,065	(129)	1,008	944	(64)

	¥7,262	¥7,255	¥(7)	¥4,777	¥4,772	¥(5)

Investment securities:
Governmental bond securities	¥220	¥227	¥7	¥201	¥201	¥0
Corporate debt securities	5,149	5,173	24	5,553	5,820	267
Bank debt securities	150	150	0	0	0	0
Fund trust	2,302	2,109	(193)	1,891	1,971	80
Equity securities	5,263	7,011	1,748	6,430	11,419	4,989

	¥13,084	¥14,670	¥1,586	¥14,075	¥19,411	¥5,336

	Thousands of U.S. dollars

	As of December 31, 2002

	Acquisition	Estimated	Unrealized
	Cost	Fair Value	Gains/Losses

Marketable securities:
Governmental bond securities	$492	$508	$16
Corporate debt securities	47,484	47,734	250
Bank debt securities	758	758	0
Fund trust	1,833	2,583	750
Equity securities	9,950	8,875	(1,075)

	$60,517	$60,458	$(59)

Investment securities:
Governmental bond securities	$1,833	$1,892	$59
Corporate debt securities	42,909	43,108	199
Bank debt securities	1,250	1,250	0
Fund trust	19,183	17,575	(1,608)
Equity securities	43,858	58,425	14,567

	$109,033	$122,250	$13,217

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2)	DERIVATIVE CONTRACTS

	Millions of yen				Thousands of U.S. dollars

	As of December 31, 2002		As of December 31, 2001		As of December 31, 2002

	Contract	Estimated	Contract	Estimated	Contract	Estimated
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value

Trade receivables and anticipated sales transactions:
To sell foreign currencies	¥388,145	¥1,490	¥250,888	¥(13,499)	$3,234,542	$12,417
To buy foreign currencies	6,652	(391)	13,743	399	55,433	(3,258)
Long-term debt (including due within a year):
Interest rate swaps:
Receive-fixed	¥180	¥1	¥21,548	¥575	$1,500	$8
Pay-fixed	57,270	(1,149)	62,788	(1,463)	477,250	(9,575)

CANON INC.

NON-CONSOLIDATED

1. NON-CONSOLIDATED STATEMENTS OF INCOME
( Parent company only )

	Millions of yen

	Year ended	Year ended
	December 31,	December 31,
	2002	2001	Change(%)

Net sales	¥1,789,005	¥1,707,459	+4.8
Cost of sales	1,149,326	1,129,305

Gross profit	639,679	578,153	+10.6
Selling, general and administrative expenses	402,485	384,763

Operating profit	237,193	193,389	+22.7
Other income (deductions):
Interest and dividend income	10,543	15,117
Interest expense	(282)	(4,005)
Other, net	(6,470)	6,626

	3,789	17,737

Ordinary profit	240,982	211,127	+14.1
Non-ordinary loss, net	8,693	163,118

Income before income taxes	232,289	48,009
Income taxes	88,105	8,846

Net income	¥144,184	¥39,163	+268.2

Earnings per share:	Yen

Basic	¥164.46	¥44.71

Note:	Amounts less than 1 million yen have been omitted.

2. DETAILS OF SALES
( Parent company only )

Sales by product	Millions of yen

	Year ended	Year ended
	December 31,	December 31,
	2002	2001	Change(%)

Business machines:
Copying machines	¥400,167	¥406,387	-1.5
Computer peripherals	853,917	813,194	+5.0
Business systems	84,596	68,085	+24.3

	1,338,680	1,287,667	+4.0
Cameras	346,433	269,986	+28.3
Optical and other products	103,890	149,805	-30.6

Total	¥1,789,005	¥1,707,459	+4.8

Sales by region	Millions of yen

	Year ended	Year ended
	December 31,	December 31,
	2002	2001	Change(%)

Japan	¥298,905	¥329,809	-9.4
Overseas:
Americas	686,119	634,010	+8.2
Europe	562,156	533,795	+5.3
Other areas	241,822	209,842	+15.2

	1,490,099	1,377,649	+8.2

Total	¥1,789,005	¥1,707,459	+4.8

Note: Amounts less than 1 million yen have been omitted.

CANON INC.

NON-CONSOLIDATED

3.   NON-CONSOLIDATED BALANCE SHEETS
( Parent company only )

	Millions of yen

	As of	As of
	December 31,	December 31,
	2002	2001	Change

ASSETS
Current assets:
Cash	¥64,262	¥121,061	¥(56,799)
Trade receivables	577,372	385,941	191,431
Marketable securities	474	103	371
Inventories	176,305	171,512	4,793
Prepaid expenses and other current assets	144,653	120,819	23,834
Allowance for doubtful accounts	(10,986)	(9,803)	(1,183)

Total current assets	952,082	789,635	162,447

Fixed assets:
Net property, plant and equipment	440,501	420,368	20,133
Intangibles	27,668	39,105	(11,437)
Investments and other fixed assets	427,937	408,976	18,961
Allowance for doubtful accounts	(52)	(20)	(32)

Total fixed assets	896,054	868,431	27,623

Total assets	¥1,848,136	¥1,658,066	¥190,070

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade payables	¥279,901	¥242,926	¥36,975
Short-term loans	53,772	26,306	27,466
Income taxes	62,629	50,397	12,232
Other current liabilities	44,803	53,274	(8,471)

Total current liabilities	441,106	372,904	68,202

Long-term debt, excluding current installments	15,032	18,950	(3,918)
Accrued pension and severance cost	156,687	147,768	8,919

Total liabilities	612,827	539,622	73,205

Stockholders’ equity:
Common stock	167,242	165,287	1,955
Additional paid-in capital	298,778	296,370	2,408
Retained earnings	774,287	653,898	120,389
Net unrealized gains on securities	1,162	3,163	(2,001)
Treasury stock	(6,162)	(276)	(5,886)

Total stockholders’ equity	1,235,309	1,118,443	116,866

Total liabilities and stockholders’ equity	¥1,848,136	¥1,658,066	¥190,070

	Millions of yen

	As of	As of
	December 31,	December 31,
	2002	2001

Accumulated depreciation	¥575,256	¥558,938

Note: Amounts less than 1 million yen have been omitted.

NON-CONSOLIDATED

Directors

(1)	Candidates for new Directors to be appointed

Director	Katsuichi Shimizu	(Deputy Chief Executive, Office Imaging Products Operations (present))
Director	Ryoichi Banba	(Senior Vice President, Canon U.S.A., Inc.(present))
Director	Tomonori Iwashita	(Group Executive, Photo Products Group (present))
Director	Toshio Honma	(Deputy Chief Executive, i Printer Products Operations (present))
Director	Shigeru Imaiida	(Senior General Manager, Production Engineering Center (present))

(2)	Directors to be retired

Director	Toru Takahashi	(Adviser to be appointed)
Director	Muneo Adachi	(Adviser to be appointed)

(3)	Candidates for Directors to be promoted

Senior Managing Director	Kinya Uchida	(Managing Director; President, Canon U.S.A., Inc. (present))
Senior Managing Director	Akira Tajima	(Managing Director; Chief Executive, Optical Products Operations (present))
Senior Managing Director	Tsuneji Uchida	(Managing Director; Chief Executive, Image Communication Products Operations (present))
Managing Director	Akiyoshi Moroe	(Director; Group Executive, General Affairs Headquarters (present))
Managing Director	Kunio Watanabe	(Director; Group Executive, Corporate Planning Development Headquarters (present))
Managing Director	Ikuo Soma	(Director; Chief Executive, Office Imaging Products Operations (present))

January 30, 2003

CONSOLIDATED RESULTS FOR THE FOURTH QUARTER
AND THE FISCAL YEAR ENDED DECEMBER 31, 2002

SUPPLEMENTARY REPORT

PAGE

1.	SALES BY REGION AND PRODUCT (2002)	S1
2.	SALES BY REGION AND PRODUCT (2003/Projection)	S2
3.	SALES COMPOSITION BY PRODUCT	S3
4.	SALES GROWTH IN LOCAL CURRENCY	S3
5.	SEGMENT INFORMATION BY PRODUCT (2002)	S4
6.	OTHER INCOME/DEDUCTIONS (2002)	S4
7.	SEGMENT INFORMATION BY PRODUCT (2003/Projection)	S5
8.	OTHER INCOME/DEDUCTIONS (2003/Projection)	S5
9.	P&L SUMMARY (1st Quarter 2003/Projection)	S5
10.	PROFITABILITY	S6
11.	IMPACT OF FOREIGN EXCHANGE RATES	S6
12.	CASH FLOWS	S6
13.	R&D EXPENDITURE	S6
14.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S7
15.	INVENTORIES	S7
16.	DEBT RATIO	S7
17.	OVERSEAS PRODUCTION RATIO	S7
18.	NUMBER OF EMPLOYEES	S7

[NOTES]

     This report contains forward-looking statements which reflect management’s current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in any forward-looking statements.

     Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. (Cautionary Statements for Purposes of the Safe Harbor Provisions of the United States Private Securities Litigation Reform Act of 1995.)

1. SALES BY REGION AND PRODUCT (2002)	(Millions of yen)

	2002		2001		Change year over year

	4th quarter	Year	4th quarter	Year	4th quarter	Year

Japan
Business machines	153,789	550,229	156,593	597,582	-1.8%	-7.9%

Copying machines	65,362	254,032	63,463	251,529	+3.0%	+1.0%
Computer peripherals	54,782	155,412	51,374	160,528	+6.6%	-3.2%
Business systems	33,645	140,785	41,756	185,525	-19.4%	-24.1%

Cameras	26,693	92,581	26,601	89,509	+0.3%	+3.4%

Optical and other products	21,760	89,741	23,450	140,197	-7.2%	-36.0%

Total	202,242	732,551	206,644	827,288	-2.1%	-11.5%

Overseas
Business machines	479,640	1,675,966	415,226	1,625,907	+15.5%	+3.1%

Copying machines	183,923	684,306	182,662	640,285	+0.7%	+6.9%
Computer peripherals	261,277	863,006	198,484	864,824	+31.6%	-0.2%
Business systems	34,440	128,654	34,080	120,798	+1.1%	+6.5%

Cameras	131,811	393,197	92,564	291,858	+42.4%	+34.7%

Optical and other products	47,970	138,414	38,883	162,520	+23.4%	-14.8%

Total	659,421	2,207,577	546,673	2,080,285	+20.6%	+6.1%

Americas
Business machines	230,038	797,498	202,416	805,051	+13.6%	-0.9%

Copying machines	88,182	344,566	95,477	335,209	-7.6%	+2.8%
Computer peripherals	127,571	395,665	93,110	420,753	+37.0%	-6.0%
Business systems	14,285	57,267	13,829	49,089	+3.3%	+16.7%

Cameras	62,557	180,454	44,910	132,523	+39.3%	+36.2%

Optical and other products	9,477	32,214	10,504	44,530	-9.8%	-27.7%

Total	302,072	1,010,166	257,830	982,104	+17.2%	+2.9%

Europe
Business machines	197,704	676,885	171,794	638,563	+15.1%	+6.0%

Copying machines	80,943	280,915	73,700	253,635	+9.8%	+10.8%
Computer peripherals	100,185	338,071	80,875	325,412	+23.9%	+3.9%
Business systems	16,576	57,899	17,219	59,516	-3.7%	-2.7%

Cameras	52,449	156,244	37,405	124,265	+40.2%	+25.7%

Optical and other products	8,135	24,038	12,612	43,276	-35.5%	-44.5%

Total	258,288	857,167	221,811	806,104	+16.4%	+6.3%

Other areas
Business machines	51,898	201,583	41,016	182,293	+26.5%	+10.6%

Copying machines	14,798	58,825	13,485	51,441	+9.7%	+14.4%
Computer peripherals	33,521	129,270	24,499	118,659	+36.8%	+8.9%
Business systems	3,579	13,488	3,032	12,193	+18.0%	+10.6%

Cameras	16,805	56,499	10,249	35,070	+64.0%	+61.1%

Optical and other products	30,358	82,162	15,767	74,714	+92.5%	+10.0%

Total	99,061	340,244	67,032	292,077	+47.8%	+16.5%

Total
Business machines	633,429	2,226,195	571,819	2,223,489	+10.8%	+0.1%

Copying machines	249,285	938,338	246,125	891,814	+1.3%	+5.2%
Computer peripherals	316,059	1,018,418	249,858	1,025,352	+26.5%	-0.7%
Business systems	68,085	269,439	75,836	306,323	-10.2%	-12.0%

Cameras	158,504	485,778	119,165	381,367	+33.0%	+27.4%

Optical and other products	69,730	228,155	62,333	302,717	+11.9%	-24.6%

Total	861,663	2,940,128	753,317	2,907,573	+14.4%	+1.1%

- S1 -

2. SALES BY REGION AND PRODUCT (2003/Projection)

(Millions of yen)

	2003 (P)				2002

	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year

Japan
Business machines	137,600	280,800	294,800	575,600	137,966	273,194	277,035	550,229

Copying machines	71,300	142,800	142,300	285,100	63,691	128,451	125,581	254,032
Computer peripherals	32,500	69,700	84,100	153,800	34,492	70,112	85,300	155,412
Business systems	33,800	68,300	68,400	136,700	39,783	74,631	66,154	140,785

Cameras	20,800	48,200	58,300	106,500	18,626	43,269	49,312	92,581

Optical and other products	22,400	47,200	71,400	118,600	21,796	44,675	45,066	89,741

Total	180,800	376,200	424,500	800,700	178,388	361,138	371,413	732,551

Overseas
Business machines	404,200	833,200	877,300	1,710,500	379,393	798,489	877,477	1,675,966

Copying machines	165,000	343,900	349,600	693,500	165,499	343,980	340,326	684,306
Computer peripherals	209,500	427,900	461,300	889,200	181,543	389,343	473,663	863,006
Business systems	29,700	61,400	66,400	127,800	32,351	65,166	63,488	128,654

Cameras	82,500	193,300	246,200	439,500	67,085	168,123	225,074	393,197

Optical and other products	42,500	77,300	92,000	169,300	26,225	56,733	81,681	138,414

Total	529,200	1,103,800	1,215,500	2,319,300	472,703	1,023,345	1,184,232	2,207,577

Americas
Business machines	193,300	392,700	409,200	801,900	179,268	372,610	424,888	797,498

Copying machines	81,200	167,500	174,600	342,100	82,776	172,924	171,642	344,566
Computer peripherals	98,900	199,300	206,100	405,400	81,135	170,130	225,535	395,665
Business systems	13,200	25,900	28,500	54,400	15,357	29,556	27,711	57,267

Cameras	32,200	79,100	108,100	187,200	29,371	75,309	105,145	180,454

Optical and other products	8,900	15,400	22,200	37,600	8,422	14,853	17,361	32,214

Total	234,400	487,200	539,500	1,026,700	217,061	462,772	547,394	1,010,166

Europe
Business machines	163,100	337,800	363,800	701,600	155,303	325,728	351,157	676,885

Copying machines	70,200	148,000	148,000	296,000	68,229	140,783	140,132	280,915
Computer peripherals	79,500	160,900	184,900	345,800	73,027	155,961	182,110	338,071
Business systems	13,400	28,900	30,900	59,800	14,047	28,984	28,915	57,899

Cameras	36,700	85,900	101,500	187,400	27,482	68,475	87,769	156,244

Optical and other products	7,100	14,000	22,900	36,900	5,967	12,414	11,624	24,038

Total	206,900	437,700	488,200	925,900	188,752	406,617	450,550	857,167

Other areas
Business machines	47,800	102,700	104,300	207,000	44,822	100,151	101,432	201,583

Copying machines	13,600	28,400	27,000	55,400	14,494	30,273	28,552	58,825
Computer peripherals	31,100	67,700	70,300	138,000	27,381	63,252	66,018	129,270
Business systems	3,100	6,600	7,000	13,600	2,947	6,626	6,862	13,488

Cameras	13,600	28,300	36,600	64,900	10,232	24,339	32,160	56,499

Optical and other products	26,500	47,900	46,900	94,800	11,836	29,466	52,696	82,162

Total	87,900	178,900	187,800	366,700	66,890	153,956	186,288	340,244

Total
Business machines	541,800	1,114,000	1,172,100	2,286,100	517,359	1,071,683	1,154,512	2,226,195

Copying machines	236,300	486,700	491,900	978,600	229,190	472,431	465,907	938,338
Computer peripherals	242,000	497,600	545,400	1,043,000	216,035	459,455	558,963	1,018,418
Business systems	63,500	129,700	134,800	264,500	72,134	139,797	129,642	269,439

Cameras	103,300	241,500	304,500	546,000	85,711	211,392	274,386	485,778

Optical and other products	64,900	124,500	163,400	287,900	48,021	101,408	126,747	228,155

Total	710,000	1,480,000	1,640,000	3,120,000	651,091	1,384,483	1,555,645	2,940,128

[Additional columns below]

[Continued from above table, first column(s) repeated]

(Millions of yen)

	Change year over year

	1st quarter	1st half	2nd half	Year

Japan
Business machines	-0.3%	+2.8%	+6.4%	+4.6%

Copying machines	+11.9%	+11.2%	+13.3%	+12.2%
Computer peripherals	-5.8%	-0.6%	-1.4%	-1.0%
Business systems	-15.0%	-8.5%	+3.4%	-2.9%

Cameras	+11.7%	+11.4%	+18.2%	+15.0%

Optical and other products	+2.8%	+5.7%	+58.4%	+32.2%

Total	+1.4%	+4.2%	+14.3%	+9.3%

Overseas
Business machines	+6.5%	+4.3%	-0.0%	+2.1%

Copying machines	-0.3%	-0.0%	+2.7%	+1.3%
Computer peripherals	+15.4%	+9.9%	-2.6%	+3.0%
Business systems	-8.2%	-5.8%	+4.6%	-0.7%

Cameras	+23.0%	+15.0%	+9.4%	+11.8%

Optical and other products	+62.1%	+36.3%	+12.6%	+22.3%

Total	+12.0%	+7.9%	+2.6%	+5.1%

Americas
Business machines	+7.8%	+5.4%	-3.7%	+0.6%

Copying machines	-1.9%	-3.1%	+1.7%	-0.7%
Computer peripherals	+21.9%	+17.1%	-8.6%	+2.5%
Business systems	-14.0%	-12.4%	+2.8%	-5.0%

Cameras	+9.6%	+5.0%	+2.8%	+3.7%

Optical and other products	+5.7%	+3.7%	+27.9%	+16.7%

Total	+8.0%	+5.3%	-1.4%	+1.6%

Europe
Business machines	+5.0%	+3.7%	+3.6%	+3.7%

Copying machines	+2.9%	+5.1%	+5.6%	+5.4%
Computer peripherals	+8.9%	+3.2%	+1.5%	+2.3%
Business systems	-4.6%	-0.3%	+6.9%	+3.3%

Cameras	+33.5%	+25.4%	+15.6%	+19.9%

Optical and other products	+19.0%	+12.8%	+97.0%	+53.5%

Total	+9.6%	+7.6%	+8.4%	+8.0%

Other areas
Business machines	+6.6%	+2.5%	+2.8%	+2.7%

Copying machines	-6.2%	-6.2%	-5.4%	-5.8%
Computer peripherals	+13.6%	+7.0%	+6.5%	+6.8%
Business systems	+5.2%	-0.4%	+2.0%	+0.8%

Cameras	+32.9%	+16.3%	+13.8%	+14.9%

Optical and other products	+123.9%	+62.6%	-11.0%	+15.4%

Total	+31.4%	+16.2%	+0.8%	+7.8%

Total
Business machines	+4.7%	+3.9%	+1.5%	+2.7%

Copying machines	+3.1%	+3.0%	+5.6%	+4.3%
Computer peripherals	+12.0%	+8.3%	-2.4%	+2.4%
Business systems	-12.0%	-7.2%	+4.0%	-1.8%

Cameras	+20.5%	+14.2%	+11.0%	+12.4%

Optical and other products	+35.1%	+22.8%	+28.9%	+26.2%

Total	+9.0%	+6.9%	+5.4%	+6.1%

(P)=Projection

- S2 -

3. SALES COMPOSITION BY PRODUCT

	2003 (P)				2002				2001

	1st quarter	1st half	2nd half	Year	4th quarter	1st half	2nd half	Year	4th quarter	Year

Copying machines
Monochrome	83%	82%	81%	82%	80%	82%	81%	82%	81%	81%
Color	17%	18%	19%	18%	20%	18%	19%	18%	19%	19%

Digital*	—	—	—	—	89%	90%	89%	89%	85%	84%
Analog*	—	—	—	—	11%	10%	11%	11%	15%	16%

Computer peripherals
Laser beam printers	72%	72%	70%	71%	68%	69%	71%	70%	62%	71%
Bubble Jet printers	25%	25%	27%	26%	28%	27%	26%	26%	34%	25%
Others	3%	3%	3%	3%	4%	4%	3%	4%	4%	4%

Business systems
Facsimiles	43%	44%	46%	45%	50%	44%	47%	46%	40%	36%
Personal computers	45%	44%	42%	43%	39%	45%	42%	43%	48%	54%
Others	12%	12%	12%	12%	11%	11%	11%	11%	12%	10%

Cameras
Film cameras / Lenses	27%	25%	23%	24%	28%	34%	29%	31%	42%	46%
Digital cameras	51%	53%	57%	55%	49%	43%	47%	45%	39%	33%
Video camcorders	22%	22%	20%	21%	23%	23%	24%	24%	19%	21%

Optical and other products
Semiconductor production equipment	62%	60%	55%	57%	56%	43%	51%	48%	57%	59%
Others	38%	40%	45%	43%	44%	57%	49%	52%	43%	41%

*Among office-use monochrome models (body only)	(P)=Projection

4. SALES GROWTH IN LOCAL CURRENCY

	2003 (P)				2002
	Change year over year				Change year over year

	1st quarter	1st half	2nd half	Year	4th quarter	1st half	2nd half	Year

Business machines
Japan	-0.3%	+2.8%	+6.4%	+4.6%	-1.8%	-10.4%	-5.4%	-7.9%
Overseas	+12.6%	+8.6%	+0.6%	+4.5%	+12.2%	-10.7%	+8.4%	-1.4%

Total	+9.1%	+7.1%	+2.0%	+4.5%	+8.4%	-10.6%	+4.7%	-3.1%

Cameras
Japan	+11.7%	+11.4%	+18.2%	+15.0%	+0.3%	+7.2%	+0.4%	+3.4%
Overseas	+27.8%	+18.2%	+10.1%	+13.5%	+37.2%	+16.6%	+38.9%	+28.6%

Total	+24.3%	+16.8%	+11.5%	+13.8%	+29.0%	+14.4%	+29.7%	+22.7%

Optical and other products
Japan	+2.8%	+5.7%	+58.4%	+32.2%	-7.2%	-40.2%	-31.2%	-36.0%
Overseas	+67.5%	+39.8%	+13.0%	+24.0%	+22.1%	-36.7%	+6.1%	-16.6%

Total	+38.1%	+24.8%	+29.1%	+27.2%	+11.1%	-38.3%	-11.1%	-25.6%

Total
Japan	+1.4%	+4.2%	+14.3%	+9.3%	-2.1%	-14.0%	-8.8%	-11.5%
Overseas	+17.8%	+11.9%	+3.3%	+7.3%	+17.1%	-9.4%	+12.9%	+1.6%
Americas	+19.1%	+13.5%	-0.5%	+5.9%	+18.1%	-12.0%	+12.9%	+0.4%
Europe	+8.3%	+6.1%	+8.7%	+7.5%	+7.0%	-7.6%	+5.3%	-1.3%
Others	+40.2%	+22.7%	+1.5%	+11.1%	+47.2%	-5.7%	+35.2%	+13.6%

Total	+13.3%	+9.9%	+5.9%	+7.8%	+11.9%	-10.7%	+6.7%	-2.1%

(P)=Projection

- S3 -

5. SEGMENT INFORMATION BY PRODUCT (2002)	(Millions of yen)

	2002		2001		Change year over year

	4th quarter	Year	4th quarter	Year	4th quarter	Year

Business machines
Unaffiliated customers	633,429	2,226,195	571,819	2,223,489	+10.8%	+0.1%
Intersegment	—	—	—	—	—	—

Total sales	633,429	2,226,195	571,819	2,223,489	+10.8%	+0.1%

Operating profit	129,712	411,016	65,506	334,918	+98.0%	+22.7%
% of sales	20.5%	18.5%	11.5%	15.1%	—	—

Cameras
Unaffiliated customers	158,504	485,778	119,165	381,367	+33.0%	+27.4%
Intersegment	—	—	—	—	—	—

Total sales	158,504	485,778	119,165	381,367	+33.0%	+27.4%

Operating profit	22,067	70,290	10,218	36,144	+116.0%	+94.5%
% of sales	13.9%	14.5%	8.6%	9.5%	—	—

Optical and other products
Unaffiliated customers	69,730	228,155	62,333	302,717	+11.9%	-24.6%
Intersegment	37,248	139,608	25,364	116,748	+46.9%	+19.6%
Total sales	106,978	367,763	87,697	419,465	+22.0%	-12.3%

Operating profit	-237	-11,652	-4,963	23,850	—	—
% of sales	-0.2%	-3.2%	-5.7%	5.7%	—	—

Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—
Intersegment	-37,248	-139,608	-25,364	-116,748	—	—

Total sales	-37,248	-139,608	-25,364	-116,748	—	—

Operating profit	-37,941	-123,295	-28,888	-113,073	—	—

Consolidated
Unaffiliated customers	861,663	2,940,128	753,317	2,907,573	+14.4%	+1.1%
Intersegment	—	—	—	—	—	—

Total sales	861,663	2,940,128	753,317	2,907,573	+14.4%	+1.1%

Operating profit	113,601	346,359	41,873	281,839	+171.3%	+22.9%
% of sales	13.2%	11.8%	5.6%	9.7%	—	—

6. OTHER INCOME/DEDUCTIONS (2002)	(Millions of yen)

	2002		2001		Change year over year

	4th quarter	Year	4th quarter	Year	4th quarter	Year

Interest & dividend, net	369	2,410	-515	-1,141	+884	+3,551
Forex gain / loss	-8,339	-23,468	3,417	-14,801	-11,756	-8,667
Equity earnings / loss	-859	-3,521	-1,293	-1,845	+434	-1,676
of affiliated companies
Others, net	-326	8,237	-629	17,514	+303	-9,277

Total	-9,155	-16,342	980	-273	-10,135	-16,069

- S4 -

7. SEGMENT INFORMATION BY PRODUCT (2003/Projection)

	2003 (P)				2002

	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year

Business machines
Unaffiliated customers	541,800	1,114,000	1,172,100	2,286,100	517,359	1,071,683	1,154,512	2,226,195
Intersegment	—	—	—	—	—	—	—	—

Total sales	541,800	1,114,000	1,172,100	2,286,100	517,359	1,071,683	1,154,512	2,226,195

Operating profit	89,100	184,000	227,400	411,400	82,571	177,851	233,165	411,016
% of sales	16.4%	16.5%	19.4%	18.0%	16.0%	16.6%	20.2%	18.5%

Cameras
Unaffiliated customers	103,300	241,500	304,500	546,000	85,711	211,392	274,386	485,778
Intersegment	—	—	—	—	—	—	—	—

Total sales	103,300	241,500	304,500	546,000	85,711	211,392	274,386	485,778

Operating profit	11,900	30,000	46,600	76,600	10,696	28,055	42,235	70,290
% of sales	11.5%	12.4%	15.3%	14.0%	12.5%	13.3%	15.4%	14.5%

Optical and other products
Unaffiliated customers	64,900	124,500	163,400	287,900	48,021	101,408	126,747	228,155
Intersegment	25,000	58,000	65,000	123,000	28,774	63,259	76,349	139,608

Total sales	89,900	182,500	228,400	410,900	76,795	164,667	203,096	367,763

Operating profit	—	—	4,000	4,000	-4,455	-8,491	-3,161	-11,652
% of sales	0.0%	0.0%	1.8%	1.0%	-5.8%	-5.2%	-1.6%	-3.2%

Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—	—	—
Intersegment	-25,000	-58,000	-65,000	-123,000	-28,774	-63,259	-76,349	-139,608

Total sales	-25,000	-58,000	-65,000	-123,000	-28,774	-63,259	-76,349	-139,608

Operating profit	-28,000	-64,000	-68,000	-132,000	-24,261	-57,387	-65,908	-123,295

Consolidated
Unaffiliated customers	710,000	1,480,000	1,640,000	3,120,000	651,091	1,384,483	1,555,645	2,940,128
Intersegment	—	—	—	—	—	—	—	—

Total sales	710,000	1,480,000	1,640,000	3,120,000	651,091	1,384,483	1,555,645	2,940,128

Operating profit	73,000	150,000	210,000	360,000	64,551	140,028	206,331	346,359
% of sales	10.3%	10.1%	12.8%	11.5%	9.9%	10.1%	13.3%	11.8%

[Additional columns below]

[Continued from above table, first column(s) repeated]

(Millions of yen)

Change year over year

	1st quarter	1st half	2nd half	Year

Business machines
Unaffiliated customers	+4.7%	+3.9%	+1.5%	+2.7%
Intersegment	—	—	—	—

Total sales	+4.7%	+3.9%	+1.5%	+2.7%

Operating profit	+7.9%	+3.5%	-2.5%	+0.1%
% of sales	—	—	—	—

Cameras
Unaffiliated customers	+20.5%	+14.2%	+11.0%	+12.4%
Intersegment	—	—	—	—

Total sales	+20.5%	+14.2%	+11.0%	+12.4%

Operating profit	+11.3%	+6.9%	+10.3%	+9.0%
% of sales	—	—	—	—

Optical and other products
Unaffiliated customers	+35.1%	+22.8%	+28.9%	+26.2%
Intersegment	-13.1%	-8.3%	-14.9%	-11.9%

Total sales	+17.1%	+10.8%	+12.5%	+11.7%

Operating profit	—	—	—	—
% of sales	—	—	—	—

Corporate and Eliminations
Unaffiliated customers	—	—	—	—
Intersegment	—	—	—	—

Total sales	—	—	—	—

Operating profit	—	—	—	—

Consolidated
Unaffiliated customers	+9.0%	+6.9%	+5.4%	+6.1%
Intersegment	—	—	—	—

Total sales	+9.0%	+6.9%	+5.4%	+6.1%

Operating profit	+13.1%	+7.1%	+1.8%	+3.9%
% of sales	—	—	—	—

(P)=Projection

8. OTHER INCOME/DEDUCTIONS (2003/Projection)	(Millions of yen)

	2003 (P)				2002

	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year

Interest & dividend, net	800	1,300	1,200	2,500	702	1,252	1,158	2,410
Forex gain / loss	-3,600	-8,600	-5,200	-13,800	-4,466	-18,173	-5,295	-23,468
Equity earnings / loss of affiliated companies	-1,100	-1,800	-300	-2,100	-1,636	-1,800	-1,721	-3,521
Others, net	900	2,100	1,300	3,400	2,866	5,888	2,349	8,237

Total	-3,000	-7,000	-3,000	-10,000	-2,534	-12,833	-3,509	-16,342

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Change year over year

	1st quarter	1st half	2nd half	Year

Interest & dividend, net	98	48	42	90
Forex gain / loss	866	9,573	95	9,668
Equity earnings / loss of affiliated companies	536	0	1,421	1,421
Others, net	-1,966	-3,788	-1,049	-4,837

Total	-466	5,833	509	6,342

(P)=Projection

9. P&L SUMMARY (1st Quarter 2003/Projection)	(Millions of yen)

	2003(P)	2002

	1st quarter	1st quarter	Change year over year

Net sales	710,000	651,091	+9.0%

Operating profit	73,000	64,551	+13.1%

Income before income taxes	70,000	62,017	+12.9%

Net income	39,000	31,654	+23.2%

(P)=Projection

- S5 -

10. PROFITABILITY

		2002		2001
	2003 (P)
	Year	4th quarter	Year	4th quarter	Year

ROE	12.2%	15.3%	12.5%	8.3%	12.2%

ROA	6.7%	8.3%	6.6%	4.3%	5.9%

(P)=Projection

11. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates	(Yen)

	2003 (P)		2002		2001

	1st quarter	Year	4th quarter	Year	4th quarter	Year

Yen/US$	120.00	120.00	122.56	124.73	123.53	121.60
Yen/Euro	120.00	120.00	122.54	118.39	110.57	108.80

(P)=Projection

(2) Impact of foreign exchange rates on sales	(Billions of yen)

	2003 (P)		2002

	1st quarter	Year	4th quarter	Year

US$	-32.1	-57.0	-3.1	+30.9
Euro	+5.8	+10.3	+21.3	+58.3
Other currencies	-1.3	-2.7	+0.8	+4.1

Total	-27.6	-49.4	+19.0	+93.3

(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)

	2003 (P)	2003 (P)
	1st quarter	Year

On sales
US$	2.6	11.4
Euro	1.5	6.5

On operating profit
US$	1.1	5.0
Euro	1.0	4.5

(P)=Projection

12. CASH FLOWS	(Millions of yen)

		2002		2001
	2003 (P)
	Year	4th quarter	Year	4th quarter	Year

Net cash provided by operating activities
Net income	205,000	60,068	190,737	30,028	167,561
Depreciation and amortization	177,000	48,977	165,260	43,389	152,300
Other, net	2,000	25,532	92,953	7,753	(14,109)

Total	384,000	134,577	448,950	81,170	305,752

Net cash used in investing activities	(227,000)	(60,546)	(230,220)	(53,592)	(192,592)

Free cash flow	157,000	74,031	218,730	27,578	113,160

Net cash provided by (used in) financing activities	(50,000)	(21,373)	(183,714)	(3,238)	(121,228)

Effect of exchange rate changes on cash & cash equivalents	(1,971)	(15,360)	(19,979)	28,454	20,340

Net change in cash and cash equivalents	105,029	37,298	15,037	52,794	12,272

Cash and cash equivalents at end of each period	626,300	521,271	521,271	506,234	506,234

(P)=Projection

13. R&D EXPENDITURE	(Millions of yen)

	2003 (P)	2002	2001
	Year	Year	Year

Business machines	—	110,290	108,150
Cameras	—	25,975	22,527
Optical and other products	—	97,404	87,939

Total	255,000	233,669	218,616

% of sales	8.2%	7.9%	7.5%

(P)=Projection

- S6 -

14. CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION

(Millions of yen)

	2003 (P)	2002	2001
	Year	Year	Year

Capital expenditure
Business machines	—	104,877	121,333
Cameras	—	15,627	16,871
Optical and other products	—	23,767	36,057
Corporate and eliminations	—	54,431	33,413

Total	205,000	198,702	207,674

Depreciation and amortization
Business machines	—	106,865	105,907
Cameras	—	14,118	12,745
Optical and other products	—	19,817	15,291
Corporate and eliminations	—	24,460	18,357

Total	177,000	165,260	152,300

(P)=Projection

15. INVENTORIES

(1) Inventories	(Millions of yen)

	2002	2001
	Dec.31	Dec.31	Difference

Business machines	247,804	287,064	-39,260
Cameras	53,343	49,325	+4,018
Optical and other products	131,104	111,911	+19,193

Total	432,251	448,300	-16,049

(2) Inventories/Sales*	(Days)

	2002	2001
	Dec.31	Dec.31	Difference

Business machines	39	48	-9
Cameras	35	44	-9
Optical and other products	189	144	+45

Total	51	57	-6

*	Index based on the previous six months sales.

16. DEBT RATIO

	2002	2001
	Dec.31	Dec.31	Difference

Total debt / Total assets	5.0%	10.4%	-5.4%

17. OVERSEAS PRODUCTION RATIO

	2002	2001
	Dec.31	Dec.31

Overseas production ratio	38%	35%

18. NUMBER OF EMPLOYEES

	2002	2001
	Dec.31	Dec.31	Difference

Japan	44,443	44,809	-366
Overseas	53,359	48,811	+4,548

Total	97,802	93,620	+4,182

- S7 -

January 30, 2003

FOR IMMEDIATE RELEASE

Canon Inc. Headquarter office 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan Phone:+81-3-3758-2111

Notice regarding spin-off by Canon Inc. of Fukushima Plant

TOKYO, January 30, 2003—Canon Inc. announced on October 29, 2002, plans to spin-off its Fukushima Plant into a wholly owned subsidiary. Following consideration of the separation method and post-separation structure, Canon Inc.’s Board of Directors today adopted a resolution to separate the Fukushima facility into a newly established subsidiary, Fukushima Canon Inc., and transfer such business to the new company, effective April 1, 2003, in accordance with the Commercial Code that provides for corporate separation.

1.     Objective of Corporate Separation
Through the spin-off into an independent high value-added mass-production base for the company’s Bubble Jet printer products operations, Canon Inc. aims to strengthen its management structure and accelerate the decision-making process with Fukushima Plant playing a new supporting role within the Canon Group as a highly cost-competitive excellent company in the local community.

2.     Summary of Corporate Separation
(1)	Schedule Board of Directors approval of separation plans Corporate separation becomes effective Commercial registration of corporate separation	January 30, 2003 April 1, 2003 April 1, 2003

(2)	Corporate Separation Method 1. Form of Corporate Separation
Canon Inc. will separate and transfer the business of its Fukushima Plant through the establishment of a new company, Fukushima Canon Inc., by means of simplified corporate separation.
2. Reason for Adopting Corporate Separation Method

Fukushima Plant represents a core manufacturing facility in an important business area. The decision to establish a wholly owned subsidiary through corporate separation was made with the aim of achieving more agile factory management while maintaining the present functions and role that the Fukushima Plant plays in the Canon Group.

(3)	Allocation of Shares
1,600 shares of common stock will be issued upon separation of the newly established company, which will be allocated in full to Canon Inc.

(4)	Cash Distribution
None

(5)	Assumed Rights/Obligations
Fukushima Canon Inc. will assume all rights and obligations related to Fukushima Plant’s Bubble Jet printer and related product-manufacturing business.

(6)	Expectation of Fulfillment of Obligations
At this time no circumstances that would impede the fulfillment of obligations by Canon Inc. or the newly established company after the corporate separation are foreseen.

(7)	New Directors and Corporate Auditor
Directors
Takeshi Izumi (Current plant manager, Fukushima Plant, i Printer Products Operations, Canon Inc.)
Osamu Miyagawa (Current deputy plant manager, Fukushima Plant, i Printer Products Operations, Canon Inc.)
Hideki Fukasawa (Current deputy plant manager, Fukushima Plant, i Printer Products Operations, Canon Inc.)
Kazuhiro Akiyama (Current general manager, Fukushima General Affairs Division, Fukushima Plant, i Printer Products Operations, Canon Inc.)
Teruomi Takahashi (Current director, chief executive, i Printer Products Operations, Canon Inc.)
Shigeru Imaiida (Current senior general manager, Production Engineering Center, Production Management Headquarters, Canon Inc.)
Corporate Auditor
Kyoji Amano (Current general manager, Budget & Management Administration Division, Finance & Accounting Headquarters, Canon Inc.)

3.	Overview of the Companies Party to the Corporate Separation

(1)	Ceding Company

1. Name	Canon Inc.
2. Business activities	Production and sales of optical products; audio, electric and electronic products, precision products and medical equipment; development and sales of software; provision of telecommunication, data processing and other information services.
3. Date of incorporation	August 10, 1937
4. Head office	30-2 Shimomaruko 3-Chome, Ohta-ku, Tokyo
5. Representative	President and CEO Fujio Mitarai
6. Capital	Yen 167,242 million (as of the end of Dec. 2002)
7. Total number of issued shares	879,136,244 shares (as of the end of Dec. 2002)
8. Shareholders’ equity	Yen 1,235,309 million (as of the end of Dec. 2002)
9. Total assets	Yen 1,848,136 million (as of the end of Dec. 2002)
10. Fiscal year end	December 31
11. Number of employees	19,741 (as of the end of Dec. 2002)
12. Major business contacts	Customers: Canon U.S.A., Inc.; Canon Europa N.V.; Canon Sales Co., Inc. Suppliers: Oita Canon Inc.; Canon Hi-Tech (Thailand) Ltd.; Canon Chemicals Inc.
13. Major shareholders and their share percentages	The Dai-ichi Mutual Life Insurance Company (6.72%); Japan Trustee Services Bank, Ltd. (Trust Account) (5.51%); The Master Trust Bank of Japan, Ltd. (Trust Account) (5.24%)
14. Main banks	Mizuho Corporate Bank, Ltd.; Sumitomo Mitsui Banking Corporation; The Bank of Tokyo-Mitsubishi, Ltd.

15.	Business results for the previous three fiscal years

(unit: millions of yen, except per-share amounts)

Fiscal year ending	December 2000	December 2001	December 2002

Net sales	1,684,209	1,707,459	1,789,005
Operating profit	178,762	193,389	237,193
Ordinary profit	155,947	211,127	240,982
Net income	88,414	39,163	144,184
Net income per share (unit: 1 yen)	101.32	44.71	164.46
Dividend per share (unit: 1 yen)	21.00	25.00	30.00
Stockholders’ equity per share (unit: 1 yen)	1,251.31	1,276.45	1,407.34

(2)	Seceding Company (New Company)

1. Name	Fukushima Canon Inc.
2. Business activities	Production of Bubble Jet printers and related products
3. Date of incorporation	April 1, 2003
4. Head office	2, Aza Nihon-Enoki, Sakura-shimo, Fukushima-shi, Fukushima
5. Representative	President and CEO Takeshi Izumi
6. Capital	Yen 80,000,000
7. Total number of issued shares	1,600 shares
8. Fiscal year end	December 31
9. Number of employees	Approximately 1,330
10. Major shareholders and their share percentages	Canon Inc. (100%)

(3)	Relationship between the Companies
Capital: The newly established company will be a wholly owned subsidiary of the ceding company.
Human Resources: All of the employees of the newly established company will be transferred from the ceding company.
Business Connections: The ceding company will be the main customer of the newly established company.

4.	Description of business operations to be separated
(1)	Description of Fukushima Plant business operations: Production of Bubble Jet printers and related products

(2)	Business Results of Fukushima Plant for the Fiscal Year Ending December 31, 2002

(unit: millions of yen)

	Fukushima Plant	Canon Inc.'s
	(A)	results (B)	(A)/(B) x 100%

Net sales	(production output) 84,577	1,789,005	4.73%

(3)	Assets and Liabilities to be Transferred and their Book Values (as of December 31, 2002)

(unit: millions of yen)

Assets		Liabilities

Item	Book value	Item	Book value

Current Assets	6,277	Current Liabilities	41
Fixed Assets	7,074	Fixed Liabilities	11,377
Total	13,351	Total	11,418

5.	Details of Canon Inc. after the Corporate Separation

(1) Name	Canon Inc.
(2) Business activities	Production and sales of optical products; audio, electric and electronic products, precision products and medical equipment; development and sales of software; provision of telecommunication, data processing and other information services.
(3) Head office	30-2 Shimomaruko 3-Chome, Ohta-ku, Tokyo
(4) Representative	President and CEO Fujio Mitarai
(5) Capital	Yen 167,242 million
(6) Total assets	Yen 1,836,718 million
(7) Fiscal year end	December 31

(8)	Possible Influence on Business Performance

1. Post-separation Non-consolidated Forecast	(unit: millions of yen)

Fiscal Year Ending December 31, 2003

Net sales	1,920,000
Ordinary profit	255,000
Net income	154,000

Note: While the influence of estimated costs and income related to the corporate separation have been factored into the above forecast, as these amounts are minimal, they have not been listed.

2. Post-separation Consolidated Forecast	(unit: millions of yen)

Fiscal Year Ending December 31, 2003

Net sales	3,120,000
Income before income taxes	350,000
Net income	205,000

Note: As the newly established company will be a wholly owned subsidiary, there will be no material impact on consolidated business results.

Notice of Purchase of Its Own Shares
(Acquisition of Its Own Shares Pursuant to Article 210 of the
Commercial Code)

Canon Inc. resolved at the meeting of its Board of Directors held today that it will propose the acquisition of its own shares pursuant to Article 210 of the Commercial Code at the upcoming 102nd Ordinary General Meeting of Shareholders of Canon Inc. scheduled to be held on March 28, 2003.

1.	Reason for Acquisition of Its Own Shares

In accordance with the creation of the system for buying additional shares of less-than-one-unit shares pursuant to “The Law to Revise Part of the Commercial Code, etc.” effective as of April 1, 2003 (Law No. 44, 2002), Canon Inc. has decided to propose partial amendment to its Articles of Incorporation at the upcoming 102nd Ordinary General Meeting of Shareholders scheduled to be held on March 28, 2003 and adopt such system, thus, in order to respond to sales requests from less-than-one-unit shareholders, Canon Inc. needs to become capable of acquiring its own shares when necessary.

2.	Details of Acquisition (To be acquired through the end of the Ordinary General Meeting of Shareholders to be held for the first business term after the abovementioned resolution of the shareholders meeting)

(1)	Type of shares to be acquired: Common Stock

(2)	Aggregate number of shares to be acquired: 1 million shares (ratio against total outstanding shares: 0.11%)

(3)	Aggregate acquisition price: 5 billion yen

Canon Inc.
January 30, 2003